

November 3, 2010

Via U.S. Mail and Facsimile: (510) 444-3580
Mr. D. Andrew Myers
President, Chief Executive Officer
Scientific Learning Corporation
300 Frank H. Ogawa Plaza, Suite 600
Oakland, California 94612-2040

> **RE:**   **Scientific Learning Corporation**
> **Form 10-K for the year ended December 31, 2009**
> **Filed March 3, 2010**
> **File No. 000-24547**

Dear Mr. Myers:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Definitive Proxy Statement filed on Schedule 14A Incorporated by Reference

Non-Equity Incentive Plan Compensation, page 23

1. We note under your management incentive compensation plans cash bonuses are awarded upon the achievement of specified corporate and individual goals. We note the Compensation Committee determines the achievement of individual goals based on both subjective judgment and objective measurements. In future filings, please describe the specific individual goals associated with each named executive officer. Discuss the elements of individual performance that are taken into account by the Compensation Committee when determining the achievement of these goals. Further, provide more insight into the subjective judgment made by the Compensation Committee when determining the achievement of these goals. For instance, identify any particular exercise

of discretion made by the Compensation Committee and state whether it applied to one or more specified named executive officers. Refer to Item 402(b)(2)(vi) and (vii) of Regulation S-K.

Form 10-Q for period ended September 30, 2010

Item 2. Management's Discussion and Analysis of Financial Conditions and Results of Operations, page 13

2. We also note your disclosure on page 16 discussing increased legal and consulting expenses related to your exploration of strategic alternatives in the area of mergers and acquisitions. In future filings, if applicable, your MD&A section should provide more specific detail as to the types of strategic alternatives considered by the Company and the specific reasons behind such consideration.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Robert Bartelmes, Senior Financial Analyst, at (202) 551-3354, or me, at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director